The Milestone Funds
Consideration of the Board in approving the
 continuation of the Trusts investment advisory agreement
At an in-person meeting held on February 5 2008 the Board of Trustees (the Trustees or the Board) of The Milestone Funds (the Trust)
 considered the annual approval of the
 continuation of the investment advisory agreement
 (the Agreement) between the Trust on behalf of the Treasury Obligations Portfolio
(the Portfolio) and Milestone Capital
Management LLC (Milestone Capital).
At the meeting the Trustees discussed with counsel to the Trust and counsel to the Trustees who are not interested persons
(as defined by the Investment Company Act of 1940 as amended (the 1940 Act)) of the Trust (the Independent Trustees) their fiduciary duty under the 1940 Act in reviewing the Agreement and their obligation to obtain all information relevant to their consideration thereof.  The
 Board discussed the fees payable by
the Portfolio under the Agreement the
 duties of the Trustees under and the
 fiduciary standards established by
Section 36(b) of the 1940 Act the
legislative history of the amendments to the 1940 Act the history of management fee standards and regulations positions taken thereon by the Securities and
Exchange Commission and Congress the
 criteria generally considered in evaluating the reasonableness of fees and lawsuits illustrating the courts application and interpretation of the applicable fiduciary standards.
The Trustees reviewed information concerning the historical performance of the Portfolio as compared with a group of comparable funds the annualized expense ratios as a percentage of average net assets of each fund in the
 comparison group historical expense ratio comparisons and certain financial information about Milestone Capital including the profitability of the Portfolio to Milestone Capital.  The
Trustees also discussed with counsel to the Trust
 the comparability criteria for the Portfolio and the funds comprising the comparison group for the Portfolio.
Representatives from Milestone Capital discussed the firms ownership structure. The Board discussed Milestone Capitals profitability the firms retention of key employees and the firms evaluation of risks in the money market fund universe. The Board also reviewed the activities of the Chief Legal and Compliance
 Officer of the Trust and the activities of a similar officer of Milestone Capital.
After the Independent Trustees had met with their counsel in executive session the full
Board concluded that in light of the Trusts
 superior investment performance the fees paid by the Portfolio (and the related profits to Milestone Capital) were fair reasonable and consistent with those paid by similar institutional treasury and repo-only funds. The Board also concluded that the overall expense ratios and waivers applicable to the various classes of Portfolio shares demonstrated the benefits of economies of scale to shareholders. Accordingly the Board having determined that the Agreement
 (including the fees payable thereunder) was reasonable fair and in the best interests of the Portfolio and its shareholders approved the continuation of the Agreement.